CERTIFICATE OF AUTHOR
CHARLEY Z. MURAHWI

As a co-author of the Technical Report referred to below on the Guanaceví Mines Project of Endeavour Silver Corp., in Durango State, Mexico, I, Charley Z. Murahwi do hereby certify that:

1)

I am employed as an Senior Geologist by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, telephone 416 362 5135, fax 416 362 5763, e-mail cmurahwi@micon-international.com.

2)	I hold the following academic qualifications:

B. Sc. (Geology ) University of Rhodesia, Zimbabwe, 1979;

Diplome d Ingénieur Expert en Techniques Minières, Nancy, France, 1987;

M. Sc. (Economic Geology), Rhodes University, South Africa, 1996.

3)

I am a registered Professional Geoscientist of Ontario (membership number 1618), a Fellow of the Australasian Institute of Mining & Metallurgy (FAusIMM) (membership number 300395) and am also a registered Professional Natural Scientist with the South African Council for Natural and Scientific Professions (membership # 400133/09).

4)	I have worked as a mining and exploration geologist in the minerals industry for over 28 years;

5)

I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 14 years on gold, silver, copper, tin and tantalite projects (on and off- mine), and 12 years on Cr-Ni-Cu-PGE deposits in layered intrusions/komatiitic environments.

6)

I visited the Guanaceví Mines Project in Mexico during the periods of September 6 to 9, 2008, November 20 to 22, 2009, June 23 to 25, 2010 and from December 12 to 16, 2011. I also visited the Endeavour Silver exploration office in Durango (Mexico) on September 5, 2008 and on November 19, 2009.

7)	I have co-authored the previous Micon Technical Reports for the mineral properties in question;

8)

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

9)	I am independent of Endeavour Silver Corp. as "independence" is described in section 1.5 of NI 43-101;

10)	I have read NI 43-101 and Form 43-101F1 and the portions of this Technical Report for which I am responsible have been prepared in compliance with the Instrument and Form.

11)

I am responsible for the preparation of Sections 11, 12, 14, 25, and 26 of the Technical Report entitled “NI 43-101 Technical Report, Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico, Report Date: March 30, 2012, Effective Date: December 31, 2011”.

Dated this 30th day of March, 2012

“Charley Z, Murahwi”

Charley Z. Murahwi, M.Sc., P. Geo., FAusIMM